                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                            Amendment No.    3
                                         --------

                       Chicago Bridge & Iron Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value NLG .01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N19808109
           -----------------------------------------------------------
                                 (CUSIP Number)

            Richard E. Blohm, Jr., 1415 Louisiana Street, Suite 3000,
                       Houston, Texas 77002 (713) 739-6500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 13, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
 CUSIP No.  N19808109              SCHEDULE 13D                Page 2 of 7 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farinvest, Ltd.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

  NUMBER OF SHARES        0
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            0
                      ----------------------------------------------------------
      REPORTING       9   SOLE DISPOSITIVE POWER

       PERSON             0
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                                        ------------------
 CUSIP No.  N19808109              SCHEDULE 13D                Page 3 of 7 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farinvest N.V.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands Antilles

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

  NUMBER OF SHARES        0
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            0
                      ----------------------------------------------------------
      REPORTING       9   SOLE DISPOSITIVE POWER

       PERSON             0
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                                        ------------------
 CUSIP No.  N19808109              SCHEDULE 13D                Page 4 of 7 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Wedge Engineering B.V.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

  NUMBER OF SHARES        0
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            4,252,764
                      ----------------------------------------------------------
      REPORTING       9   SOLE DISPOSITIVE POWER

       PERSON             0
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          4,252,764
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,252,764

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      Approximately 19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                                        ------------------
 CUSIP No.  N19808109              SCHEDULE 13D                Page 5 of 7 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Issam M. Fares

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      00

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Lebanon

--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

  NUMBER OF SHARES        0
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            4,252,764
                      ----------------------------------------------------------
      REPORTING       9   SOLE DISPOSITIVE POWER

       PERSON             0
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          4,252,764
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,252,764

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      Approximately 19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to the statement on Schedule 13D, originally filed on January 8, 2001 and amended on February 14, 2001 and December 10, 2001 (the "Original Statement"), is filed by Farinvest, Ltd., a Cayman Islands company, Farinvest N.V., a Netherlands Antilles company, WEDGE Engineering B.V., a Netherlands company ("WEDGE Engineering") and Issam M. Fares and relates to the Common Stock, par value NLG .01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a Company organized under the laws of the Netherlands, to supplement certain information set forth the Original Statement. Unless amended or restated, the Original Statement remains in effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is supplemented as follows:


         On February 13, 2002, WEDGE Engineering adopted a Sales Plan ("Sales Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which it instructed Sanders Morris Harris Inc., as its agent, to sell in one or more transactions (whether through brokers' transactions, block trades or otherwise) up to 500,000 of its shares of Common Stock during the period beginning on February 13, 2002 and ending on April 30, 2002 (or earlier if certain specified conditions occur) in accordance with the terms, conditions and restrictions set forth in the Sales Plan, including compliance with the Shareholders Agreement and whether the market price of the Common Stock meets or exceeds specified targets. The 500,000 shares of Common Stock have previously been registered under a Registration Statement on Form S-3 (File No. 333-70760), which was declared effective by the Securities and Exchange Commission on November 9, 2001. On March 6, 2002, Sanders Morris Harris Inc. advised WEDGE Engineering that 100,000 shares of Common Stock had been sold pursuant to the Sales Plan.

         The Sales Plan is intended to allow diversification in the investments of WEDGE Engineering and its affiliates. WEDGE Engineering will continue to be the second-largest shareholder of CBI and the investment will form a core holding of the portfolio of WEDGE Group Incorporated ("WEDGE Group") and its affiliates. Even if all 500,000 shares were sold, WEDGE Engineering would retain ownership of 3,852,764 shares of the Common Stock, constituting 18% of CBI's Common Stock.

         WEDGE Engineering acquired the shares in connection with the merger between Howe Baker International, Inc., a wholly-owned subsidiary of an affiliate of WEDGE Group and CBI, which closed December 28, 2000. Additional shares were received in connection with a private placement of Common Stock by CBI facilitating its acquisition of The Water and Engineered Construction Divisions of Pitt-Des Moines, Inc. during the first quarter of 2001.

         "We believe that CBI will play a critical and growing role in the construction of the world's energy infrastructure, and Chairman and CEO Gerald Glenn and his team have done an extraordinary job in building the company and shareholder value as demonstrated by its improvement in operating results even during the economic slow down last year," Bill White, CEO of WEDGE Group, stated.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  March 6, 2002.

                                     FARINVEST, LTD.

                                     By:  Issam M. Fares, its Managing Director



                                          By:  /s/ Richard E. Blohm, Jr.
                                               ---------------------------------
                                               Richard E. Blohm, Jr.
                                               Attorney-in-Fact

                                     FARINVEST N.V.

                                     By:  Issam M. Fares, its Managing Director



                                          By:  /s/ Richard E. Blohm, Jr.
                                               ---------------------------------
                                               Richard E. Blohm, Jr.
                                               Attorney-in-Fact

                                     WEDGE ENGINEERING B.V.

                                     By:  Minefa Holding, B.V.,
                                          its Managing Director

                                          By:  Issam M. Fares,
                                               its Managing Director

                                               By:  /s/ Richard E. Blohm, Jr.
                                                    ----------------------------
                                                    Richard E. Blohm, Jr.
                                                    Attorney-in-Fact

                                     ISSAM M. FARES



                                     By:  /s/ Richard E. Blohm, Jr.
                                          --------------------------
                                          Richard E. Blohm, Jr.
                                          Attorney-in-Fact


                                       7